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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 67718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FS2 Capital Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch Street, Suite 675

(No. and Street)

Philadelphia	**PA**	**19104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Rafferty **215-495-1168**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

One Valley Square, 512 Township Line Road	**Blue Bell**	**PA 19422**	**19422**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ADRIENNE YOST HART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FS2 CAPITAL PARTNERS, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

INTERIM PRESIDENT + CCO

Title

Amanda J. Tschoepe

Notary Public

NOTARIAL SEAL
AMANDA J TSCHOEPE
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
My Commission Expires Nov 16, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS^2 Capital Partners, LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

FS^2 Capital Partners, LLC

Contents

McGladrey

Independent Auditor's Report

To the Member
FS^2 Capital Partners, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of FS^2 Capital Partners, LLC (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FS^2 Capital Partners, LLC as of December 31, 2011 in accordance with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 27, 2012

FS² Capital Partners, LLC

Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 2,611,153
Accounts receivable	1,341,142
Due from affiliate	170,238
Prepaid expenses	253,673
Property and equipment, net of accumulated depreciation of $5,467	119,323
Total assets	$ 4,495,529
Liabilities and Member's Equity	
Liabilities	
Subordinated borrowings	$ 100,000
Due to affiliate	704,384
Accounts payable and accrued expenses	1,420,299
Total liabilities	2,224,683
Commitments and Contingencies (Note 6)	
Member's Equity	2,270,846
Total liabilities and member's equity	$ 4,495,529

See Notes to Financial Statement.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies

Organization: FS² Capital Partners, LLC (the "Company") was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is the affiliated broker-dealer of Franklin Square Holdings, L.P. ("Holdings") and serves as the dealer manager in connection with the sale of shares by FS Investment Corporation ("FSIC") and FS Energy and Power Fund ("FSEP") in their public offering of shares and may serve as the dealer manager in connection with offerings by other entities affiliated with Holdings. The Company will not hold customer accounts and does not refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds received, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions through one or more designated bank accounts.

A computation of reserve requirement is not applicable as the Company qualifies for exemption under SEC Rule 15c3-3 (k)(2)(i).

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Equipment is depreciated over its estimated useful life of 3-5 years using the straight-line method.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains cash balances at financial institutions which, at various times during the year, exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be high credit quality financial institutions.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the years before 2009.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies (Continued)

Subsequent Events: The Company has evaluated its subsequent events (events occurring after December 31, 2011) through February 27, 2012 which represents the date the financial statements were issued.

Note 2. Related Party Transactions

On April 30, 2010, Holdings, previously a 1% member in the Company, purchased the other 99% interest and became the sole member of the Company.

The Company has entered into the following agreements with Holdings.

Under an Expense Sharing and Administrative Services Agreement, Holdings agreed to pay a portion of the rent, operating expenses, administrative support, wholesaler salary, consultants and registration costs incurred by the Company. The agreement was effective October 1, 2008. Total expenses paid on behalf of the Company by Holdings for the year ended December 31, 2011 were $697,399. These costs have also been recognized as capital contributions for financial accounting purposes and are not recoverable by Holdings in the future. By mutual agreement of the Company and Holdings, the Expense Sharing and Administrative Services Agreement was terminated effective March 11, 2011.

Under a Subordinated Loan Agreement for Equity Capital, Holdings agreed to loan $100,000 to the Company. The agreement was effective August 12, 2008. The Subordinated Loan is subordinated to all other obligations to creditors in the ordinary course of business. There are no principal payments due on the loan until maturity, December 2013. The loan bears interest at 2% per annum and interest is payable at maturity. At December 31, 2011, accrued interest of $500 was recorded on the loan and is included in accounts payable and accrued expenses on the statement of financial condition.

Note 3. Property and Equipment

Property and equipment consists of the following:

	2011	2010
Computer equipment	$ 124,790	$ -
Less accumulated depreciation	5,467	-
	$ 119,323	$ -

Note 4. Subordinated Borrowings

The borrowings under subordinated agreements at December 31, 2011 (Note 2) are as follows:

Subordinated note, interest at 2.00% per annum, due December 2013	$ 100,000

The subordinated borrowings are due to Holdings and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Commission Expenses

Wholesalers of the Company receive up to 75 basis points on the gross equity financing raised on behalf of FSIC and FSEP. In addition, certain management personnel of the Company receive commissions up to 5 basis points on all gross equity financing raised. At December 31, 2011, $591,521 of commissions were unpaid and are included in accounts payable and accrued expenses on the statement of financial condition.

Note 6. Commitments and Contingencies

Legal and Other Loss Contingencies: In 2011, a FINRA arbitration claim alleging breach of contract was filed against the Company by a former employee. The arbitration is at a preliminary stage and a hearing date has not yet been set. Therefore, at this time, the likelihood of an unfavorable outcome cannot be determined. Accordingly, no provision for this matter has been made in the financial statements. The Company intends to vigorously defend against the claims.

Leasing Activities: The Company leases office space in Philadelphia, Pennsylvania from Holdings under an operating lease agreement which expires October 31, 2016. The Company also leases office space in Orlando, Florida under an operating lease agreement which expires September 30, 2013. Future aggregate minimum lease payments are as follows:

Years Ending December 31,	
2012	$ 208,197
2013	185,475
2014	123,009
2015	125,185
2016	127,590
Thereafter	229,322
	$ 998,778

Note 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $1,057,890 which was $916,292 more than required net capital of $141,598 at December 31, 2011. The Company's ratio of aggregate indebtedness to net capital was 2.01 to 1 at December 31, 2011.